REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Atlantic Water Trust:

  We have audited the accompanying consolidated balance sheets of Atlantic Water Trust (a Delaware statutory business trust) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in trust equity for the years ended December 31, 2000 and 1999 and for the period from November 30, 1998 (Date of Inception) to December 31, 1998. These financial statements are the responsibility of Atlantic Water Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Water Trust and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and cash flows for the years ended December 31, 2000 and 1999, and for the period from November 30, 1998 (Date of Inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
March 26, 2001

                           ATLANTIC WATER TRUST

                 CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                               (In millions)

                                    November 30, 1998
                                   (Date of Inception)
                                     to December 31,     Year Ended December 31,
                                           1998             1999      2000

Operating revenues                        $19.5            $618.0  $  757.3
Operating expenses:
  Operations and maintenance                4.8             224.7     376.2
  General and administrative                3.3             125.3     169.3
  Depreciation and amortization             3.6             104.8     132.3
  Impairment of long-lived assets             -                 -     401.8
  Restructuring charge                        -              34.2         -
     Total operating expenses              11.7             489.0   1,079.6
Operating income (loss)                     7.8             129.0    (322.3)
Other income (expense):
  Equity in earnings (loss) of
   unconsolidated affiliates               (0.1)              2.0       5.6
  Impairment of investment in
   unconsolidated affiliate                   -                 -     (55.0)
Gain on sale of subsidiary common stock       -              31.5         -
Interest income                             0.9              33.8      27.9
Interest expense                           (2.0)            (86.6)   (133.5)
Gain on sale of asset                         -                 -       2.5
Income (loss) before minority interest,
 income taxes and extraordinary loss        6.6             109.7    (474.8)
Minority interest                             -               3.9    (164.5)
Income tax expense                          2.7              21.5      17.6
Income (loss) before extraordinary loss     3.9              84.3    (327.9)
Extraordinary loss, net of income tax
 benefit                                      -               6.8         -
Net income (loss)                         $ 3.9            $ 77.5  $ (327.9)


The accompanying notes are an integral part of these consolidated financial statements.

                           ATLANTIC WATER TRUST

          CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                               (In millions)

                                    November 30, 1998
                                   (Date of Inception)
                                     to December 31,     Year Ended December 31,
                                           1998             1999      2000

Net income (loss)                        $  3.9            $ 77.5   $(327.9)
Other comprehensive loss, net of tax:
  Foreign currency translation
   adjustment                             (11.5)            (26.5)    (72.9)
  Unrealized loss on available for
   sale securities                            -              (0.8)     (0.3)
Comprehensive income (loss)              $ (7.6)           $ 50.2   $(401.1)


The accompanying notes are an integral part of these consolidated financial statements.

                           ATLANTIC WATER TRUST
                        CONSOLIDATED BALANCE SHEETS
                               (IN MILLIONS)


                                                        December 31,
                                                       1999       2000
                 ASSETS

Current assets
  Cash and cash equivalents                        $   27.2     $   30.0
  Restricted cash and cash equivalents (Note 4)       464.2        108.0
  Trade receivables (net of allowance for doubtful
   accounts of $40.7 and $66.9, respectively)         115.7        128.9
  Unbilled receivables                                 32.5         42.0
  Other                                                76.9         75.2
     Total current assets                             716.5        384.1
Property, plant and equipment, at cost              2,559.1      2,691.7
Less accumulated depreciation                         (90.4)      (228.2)
     Property, plant and equipment, net             2,468.7      2,463.5
Investments in unconsolidated affiliates               93.4         60.5
Notes and interest receivable - affiliates            197.1        105.5
Concession intangibles, net                           451.3         86.4
Goodwill, net                                       1,029.6        971.4
Other assets                                           81.1        135.5
     Total Assets                                  $5,037.7     $4,206.9

      LIABILITIES AND TRUST EQUITY

Current liabilities:
  Accounts payable and accruals                    $  236.0     $  275.9
  Deferred income                                      54.6         43.3
  Accrued taxes                                        21.1          9.4
  Short-term debt                                     602.2        298.7
  Current maturities of long-term debt                 35.0         80.7
     Total current liabilities                        948.9        708.0
Long-term debt                                      1,301.9      1,346.1
Long-term debt affiliates                              53.3        103.1
Deferred income taxes                                 443.3        457.8
Other long-term liabilities                            31.2         32.5
     Total liabilities                              2,778.6      2,647.5
Commitments and contingencies (Note 20)
Minority interest                                     643.4        413.5
Trust equity:
  Beneficial Interest - Class A                       958.0        957.8
  Beneficial Interest - Class B                       721.7        325.3
  Beneficial Interest - Class B Accumulated other
   comprehensive loss                                 (64.0)      (137.2)
     Total Trust equity                             1,615.7      1,145.9
     Total Liabilities and Trust Equity            $5,037.7     $4,206.9


The accompanying notes are an integral part of these consolidated financial statements.

                           ATLANTIC WATER TRUST
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (In millions)

                                                November 30, 1998
                                               (Date of Inception)
                                                 to December 31,     Year Ended December 31,
                                                       1998              1999      2000
Operating Activities:
  Net income (loss)                                  $  3.9          $    77.5   $(327.9)
  Adjustments to reconcile net
   income (loss) to cash provided by
   operating activities:
     Depreciation and amortization                      3.6              104.8     132.3
     Impairment of long-lived assets and
      investment in unconsolidated affiliates              -                 -     456.8
     Accretion and amortization of debt
      expenses and write-off of deferred
      financing costs                                    0.1              12.2       7.3
     Deferred income taxes                               2.0               6.2       9.5
     Equity in (earnings) loss of
      unconsolidated affiliates                          0.1              (2.0)     (5.6)
     Minority interest                                     -               3.9    (164.5)
     Gain on sale of Azurix common stock                   -             (31.5)        -
     Gain on sale of asset                                 -                 -      (2.5)
     Changes in operating assets and
      liabilities:
       (Increase) decrease in trade
        receivables and other
        CURRENT ASSETS                                  (6.2)              7.9     (30.1)
       Increase (decrease) in current
        liabilities, excluding debt                     (9.3)              6.1      24.8
       Increase in other assets                         (0.9)            (19.4)    (15.6)
       Increase (decrease) in other
        long-term liabilities                            0.5              (7.4)      2.0
Net cash provided by (used in)
 operating activities                                   (6.2)            158.3      86.5
Investing Activities:
  Capital expenditures                                 (10.3)           (287.3)   (297.1)
  Investments in and advances to
   unconsolidated affiliates                               -             (34.5)     (3.2)
  Business acquisitions, net of
   cash required                                           -            (698.5)    (15.5)
  Proceeds from sale of assets                             -                 -       5.4
  Other                                                    -             (56.5)    (53.1)
Net cash used in investing activities                  (10.3)         (1,076.8)   (363.5)
Financing Activities:
  Proceeds from long-term borrowings                     8.3           1,176.7     599.2
  Repayments of long-term borrowings                   (12.6)           (254.6)   (573.0)
  Net proceeds from (repayments of)
   short-term borrowings                                25.1              80.7    (183.5)
  Cash acquired in the issuance of
   Class B beneficial interest                           1.0                 -         -
  (Deposit to) withdrawal from
   restricted cash and cash equivalents
   accounts                                                -            (407.7)    394.0
  Advances from affiliates, net of repayments              -              44.4      47.9
  Issuance of subsidiary stock                             -             300.5       1.7
  Contribution to subsidiary from
   minority shareholder                                    -                 -       4.3
Net cash provided by financing activities               21.8             940.0     290.6
Effect of exchange rate changes on cash                    -               0.4     (10.8)
Change on cash and cash equivalents                      5.3              21.9       2.8
Cash and cash equivalents, beginning of period             -               5.3      27.2
Cash and cash equivalents, end of period             $   5.3         $    27.2   $  30.0

The accompanying notes are an integral part of these consolidated financial statements.

                           ATLANTIC WATER TRUST

            CONSOLIDATED STATEMENTS OF CHANGES IN TRUST EQUITY
                               (In millions)

                                                                      Beneficial
                                                                       Interest
                                                                       Class B
                                                                     Accumulated
                                          Beneficial   Beneficial       Other
                                           Interest     Interest    Comprehensive
                                           Class A      Class B          Loss         Total

Balance at November 30, 1998 (Date
 of inception)                            $      -      $     -        $    -       $      -
Issuance of Beneficial Interests           1,149.0        905.8         (25.2)       2,029.6
Foreign currency translation adjustment          -            -         (11.5)         (11.5)
Net income                                     3.3          0.6             -            3.9
Balance at December 31, 1998               1,152.3        906.4         (36.7)       2,022.0
Distributions to Beneficial Interests       (271.4)      (184.5)            -         (455.9)
Foreign currency translation adjustment
 and unrealized loss on available for
 sale securities                                 -            -         (27.3)         (27.3)
Unearned compensation                            -         (0.6)            -           (0.6)
Net income                                    77.1          0.4             -           77.5
Balance at December 31, 1999                 958.0        721.7         (64.0)       1,615.7
Distributions to Beneficial Interests        (69.1)           -             -          (69.1)
Foreign currency translation adjustment
 and unrealized loss on available for
 sale securities                                 -            -         (73.2)         (73.2)
Unearned compensation                            -          0.4             -            0.4
Net income (loss)                             68.9       (396.8)            -         (327.9)
Balance at December 31, 2000              $  957.8      $ 325.3       $(137.2)      $1,145.9


The accompanying notes are an integral part of these consolidated financial statements.

                      ATLANTIC WATER TRUST

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

   Atlantic Water Trust is a statutory business trust established on November 30, 1998 ("Date of Inception") under the laws of the State of Delaware pursuant to a trust agreement ("Trust Agreement"). Enron Corp. ("Enron") and Marlin Water Trust ("Marlin") each hold a 50% voting interest in Atlantic Water Trust (see Note 2). Atlantic Water Trust has not conducted any operations, other than those activities incidental to its formation and its ownership of all of the beneficial ownership interest in Bristol Water Trust ("Bristol") and of its subsidiary Azurix Corp., including the sale of a portion of the shares of Azurix Corp. it held during 1999 (see Note 2). Subsequent to such sale, Atlantic Water Trust holds an approximate 67.1% interest in Azurix Corp. Azurix Corp. and its consolidated subsidiaries (collectively "Azurix") are engaged in the business of acquiring, owning, operating and managing water and wastewater assets, providing water and wastewater related services and managing and developing resources in the global water industry. Hereafter, Atlantic Water Trust and its consolidated subsidiaries will be referred to as "Atlantic Water."

   Atlantic Water was established on November 30, 1998, and as a result, the 1998 Consolidated Statement of Income, Consolidated Statement of Comprehensive Income (Loss), Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Trust Equity are from the Date of Inception to December 31, 1998. However, substantially all of Atlantic Water's 1998 results of operations, cash flows and capital transactions occurred during the last 15 days of December 1998 (see Note 2).

   On March 16, 2001, shareholders of Azurix approved and adopted the Agreement and Plan of Merger by and among Enron, Enron BW Corp., a wholly owned indirect subsidiary of Enron, and Azurix dated as of December 15, 2000. The merger was consummated on March 16, 2001, at which time Enron BW Corp. was merged into Azurix with Azurix being the surviving corporation (see Note 2 and 21).

Consolidation Policy and Use of Estimates

   The consolidated financial statements include the accounts of all majority owned subsidiaries and those affiliates over which Atlantic Water has the ability to control and are prepared in accordance with generally accepted accounting principles in the United States. All significant intercompany balances and transactions have been eliminated in consolidation. Atlantic Water uses the equity method of accounting for all investments where it owns less than a majority of the voting stock, and cannot control, but is able to exercise significant influence over the operating and financial policies of the investee.

   The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

   Operating revenues represent income earned in the ordinary course of business, excluding value added tax. Water and wastewater revenue for metered customers is recognized based on actual usage and accrued based on the estimated amount of water sold but not billed as of the balance sheet date. Water and wastewater revenue for non-metered customers, who pay an annual fixed charge based on the ratable value of their property, is recognized uniformly over the year. Revenue for water and wastewater related services is recognized as services are provided. Revenues derived from services provided under fixed-price contracts are recognized on the percentage-of-completion basis.

Derivative Financial Instruments

   Atlantic Water utilizes derivative financial instrument contracts for non-trading purposes to manage exposure to fluctuations in interest rates and foreign currency exchange rates. Hedge accounting is utilized in non-trading activities where there is a high correlation of price movements in the derivative and the contract is designated as a hedge. In instances where the anticipated correlation of price movements no longer exists, hedge accounting is terminated and future changes in the value of the derivative financial instruments are recognized as gains or losses to net income.

   Interest rate swaps involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the contract without an exchange of the notional amount upon which payments are based. The difference to be received or paid is recognized in income over the life of the contracts as adjustments to interest expense.

   Currency swap contracts are denominated in one foreign currency and are to be repaid in another currency. These contracts are designated as hedges of firm commitments to pay interest and principal on debt, which would otherwise expose Atlantic Water to foreign currency risk.

   The fair values of the swap contracts are not recognized in the financial statements. The income and cash flow impact of financial instruments is reflected as an adjustment of the hedged item. Gains and losses on terminations of interest rate and currency swap contracts are deferred as an adjustment to the carrying amount of the outstanding obligation and amortized as an adjustment to interest expense related to the obligation using the effective interest method over the remaining term of the original contract life of the hedged item. In the event of early extinguishment of the obligation, any realized or unrealized gain or loss from the swap would be recognized in net income at the time of extinguishment. See Note 1 - Recent Accounting Pronouncements.

Income Taxes

   Atlantic Water and its wholly owned subsidiary, Bristol, are not taxable entities for U.S. federal income tax purposes, and accordingly, no recognition has been given to income taxes related to their stand-alone activities. Azurix's operations are taxable for U.S. federal and certain foreign income tax purposes. Accordingly, for financial reporting purposes, no recognition has been given to income taxes related to the operations of Atlantic Water other than those recorded by Azurix.

   Azurix accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement of Financial Accounting Standards No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. For U.S. tax purposes, Azurix was a member of Enron's consolidated group through June 8, 1999 and accordingly is included in Enron's consolidated federal income tax return through that date. Members of the consolidated group are charged with the amount of income tax expense (benefit) determined as if they filed separate federal income tax returns. For periods subsequent to June 9, 1999, Azurix will file its own consolidated tax return.

Cash Equivalents

   Atlantic Water considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property, Plant and Equipment

   Property, plant and equipment is stated at cost. Cost of acquired property, plant and equipment includes an allocation of the purchase price based on the asset's fair market value. Cost of property, plant and equipment placed in service includes direct charges for material, labor and services and indirect charges related to construction, such as engineering, supervision, payroll taxes and employee benefits. Additions, replacements, modifications and enhancements to units of property are capitalized. Major improvements to leasehold properties are amortized over the shorter of the asset life or the life of the respective lease. Repairs, maintenance and minor replacements are charged to operations and maintenance expense as incurred. Interest capitalized is based on the average value of construction work in progress at Atlantic Water's average borrowing rate during the period. The amount of interest capitalized during 1998, 1999 and 2000 was approximately $2.3 million, $8.6 million and $13.5 million, respectively.

   Atlantic Water's infrastructure assets comprise a network of systems of mains and sewers, impounding and pumped raw water storage reservoirs, dams, sludge pipelines and infrastructure investigations and studies.

   The cost of property, plant and equipment, excluding land, is charged to depreciation using the straight-line method over the estimated useful lives of the assets. Depreciation is computed based on estimated useful lives as follows:

                                                  Years

   Buildings and operational structures           5 to 80
   Infrastructure                                 5 to 115
   Plant machinery and vehicles                   3 to 30
   Other assets                                   3 to 15

   Atlantic Water's accounting policy for the costs of computer software (all of which is for internal use only) is to capitalize direct costs of materials and services consumed in developing or obtaining software, including payroll and payroll-related costs for employees who are directly associated with and who devote time to the software project. Costs begin to be capitalized once the application development stage has begun. All other costs are expensed as incurred. Atlantic Water amortizes the costs on a straight-line basis over the useful life of the software. Impairment is evaluated based on changes in the expected usefulness of the software.

Long-Lived Assets

   In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," long-lived assets held and used by Atlantic Water are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability, a test is performed comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, including allocated goodwill, to determine if a write-down to fair value is required.

Goodwill

   Goodwill represents the excess of purchase price and related costs over the value assigned to the net assets of businesses acquired (see Note 3) and is presented on the Consolidated Balance Sheets net of accumulated amortization. Goodwill is amortized on a straight-line basis over the estimated useful life, not to exceed 40 years. Accumulated amortization of goodwill at December 31, 1999 and 2000 was $28.8 million and $51.9 million, respectively.

Concession Intangibles

   Concession intangible assets represent prepaid amounts for the rights as the concession holder and operator of public water and wastewater facilities to provide service and charge a tariff in the service area subject to the concession and is presented on the Consolidated Balance Sheets net of accumulated amortization and accumulated impairments.

   The total costs associated with retaining concession rights, including prepaid amounts and amounts payable in the future, are allocated among the service areas awarded by the concession agreement and amortized on a straight-line basis over the life of the concession for each service area commencing when access is attained. Accumulated amortization of concession intangibles at December 31, 1999 and 2000 was $5.4 million and $13.4 million, respectively, and accumulated impairments of concession intangible assets at December 31, 2000 was $357.2 million (see
Note 18).

Other Assets

   Other assets consist primarily of deferred tax assets, deferred pension assets and deferred charges, such as financing costs and external costs of acquisition activities. Deferred financing charges are amortized to interest expense over the lives of the related debt issuances using the effective interest method and external acquisition costs are capitalized as a cost of successful acquisitions or expensed during the period in which it is determined that the project is unsuccessful or the pursuit is terminated.

Deferred Income

   Atlantic Water bills certain customers in advance of providing water and wastewater services and classifies these amounts as "Deferred income" on the Consolidated Balance Sheets until earned.

Pension Benefits

   The pension plans maintained by Atlantic Water's indirect subsidiaries, Wessex, Azurix Buenos Aires and Lurgi Bamag (see
Note 13) are of the defined benefit type, and are valued by an independent actuary. Current service costs for the plans are accrued in the period to which they relate. Prior service costs and actuarial gains and losses, if any, relating to amendments to the plans, are recognized on a basis designed to spread the costs over the remaining average service lives of employees.

   Atlantic Water's indirect subsidiary, Azurix North America, has defined contribution plans for a number of its employees and makes contributions to a multi-employer pension plan for certain employees. Atlantic Water's contributions to these plans are based on various percentages of compensation, years of service and, in some instances, are based upon the amount of the employees' contributions to the plans (see Note 13).

Foreign Currency Translation

   The functional currency for Atlantic Water's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using the current exchange rates in effect at the balance sheet date and for revenue and expense accounts, using the weighted average exchange rate during the period or, where known or determinable, at the rate on the date of the transaction for significant items. The resulting translation adjustments are recorded in accumulated other comprehensive loss as a component of trust equity and are included in income only upon the sale or liquidation of the underlying investments.

Environmental Costs

   Environmental expenditures that relate to current operations are expensed as incurred. Expenditures providing a future benefit are capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

Recent Accounting Pronouncements

   In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended by Statement of Financial Accounting Standards No. 137 and No. 138. Statement of Financial Accounting Standards No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at their fair value through earnings, with special accounting allowed for certain qualifying hedges. Atlantic Water adopted Statement of Financial Accounting Standards No. 133 as of January 1, 2001.
Due to its adoption, Atlantic Water will recognize an after-tax non-cash gain of approximately $1.0 million in earnings and an after-tax non-cash loss in "Accumulated other comprehensive loss," a component of trust equity, of approximately $0.3 million, both from the cumulative effect of a change in accounting principle.

Segment Reporting

   Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The operating subsidiaries of Atlantic Water operated in one segment for all periods presented in this report and therefore such disclosures are not applicable.

Reclassifications

   Certain reclassifications have been made to the consolidated financial statements for prior years to conform with the current presentation.

NOTE 2 - CAPITAL TRANSACTIONS

   All of the following transactions occurred on December 17, 1998. The Class B Beneficial Interest was issued by Atlantic Water to Enron in exchange for Enron's contribution of (i) its entire interest in Enron Water (Holding) L.L.C. ("Enron Water"), the former parent of Azurix, (ii) its rights under a United Kingdom pounds sterling ("U.K. Pounds Sterling" or "GBP") note receivable from an indirect wholly owned subsidiary of Enron
Water in the amount of GBP73.0 million and (iii) $200.0 million in the form of a release of indebtedness in such amount owed to Enron by Enron Water under a $1.1 billion loan. The Class A Beneficial Interest was issued by Atlantic Water to Marlin for $1.149 billion. Atlantic Water utilized the proceeds from Marlin to purchase a note receivable from Enron for $249.0 million (see
Note 12) and to repay $900.0 million of debt to Enron that was held by Enron Water under a $1.1 billion loan. The proceeds to be received by Atlantic Water from Marlin on December 17, 1998 were also to be disbursed by Atlantic Water on that same date to Enron as described above. In addition, Enron Water was merged into Azurix, with Azurix being the surviving entity.

   In connection with Azurix's public offering in 1999, Azurix sold 17.1 million shares and Atlantic Water sold 21.5 million shares of Azurix. The net proceeds to Atlantic Water from the sale of Azurix stock, net of expenses associated with the offering, was $380.2 million. The net proceeds were used to make a return of capital to Enron and Marlin of $184.5 million and $195.7 million, respectively.

   On March 16, 2001, shareholders of Azurix approved and adopted the Agreement and Plan of Merger, as a result of the merger, each issued and outstanding share of Azurix common stock, other than those shares held by Atlantic Water, Enron, Enron BW Corp., Azurix and any of their wholly owned subsidiaries, was cancelled and converted into the right to receive $8.375 per share. On the date of the merger, Enron BW Corp. had $325.9 million of cash that was used to pay consideration to the public shareholders whose shares were cancelled. As a result of the merger and effective on the merger date, Azurix had three shares of common stock outstanding, of which Atlantic Water holds two, and Azurix common stock ceased to be publicly held. (See Note 21.)

NOTE 3 - BUSINESS ACQUISITIONS

   On October 2, 1998, Azurix, through its indirect wholly owned subsidiary Azurix Europe Ltd., acquired over 90% of the outstanding ordinary share capital of Wessex Water Plc. Azurix completed the acquisition of the ordinary share capital of Wessex in November 1998. The cost of the Wessex acquisition, including transaction costs, was $2.4 billion. The purchase method of accounting was utilized and the results of operations of Wessex have been included in the consolidated financial statements since the date of acquisition.

   Azurix entered into an agreement on December 19, 1998 to purchase 49.9% of an entity whose principal asset is the water concession for the city of Cancun, Mexico. This agreement was not binding until specific material conditions were met, and these conditions were met subsequent to December 31, 1998. As a result, the Cancun concession is not reflected in Atlantic Water's 1998 financial statements. The purchase price was $13.5 million and Azurix agreed to provide up to $25.0 million in debt financing. The balance of the loans outstanding to the Cancun concession at December 31, 2000 was $20.1 million. The Cancun concession acquisition closed on March 24, 1999. The results of the Cancun concession acquisition are reflected in the financial statements as of the acquisition closing date utilizing the equity method of accounting.

   On May 18, 1999, Azurix acquired 100% of the stock of Canadian-incorporated Philip Utilities Management Corporation for $107.4 million, including transaction costs. This business subsequently was renamed Azurix North America. Azurix North America is a water and wastewater services company that provides operations and management, engineering, residuals management and underground infrastructure development services for municipal water and wastewater facilities in the U.S. and Canada. Subsequent to its acquisition by Azurix, Azurix North America has expanded through the acquisition of several water and wastewater service companies for an aggregate purchase price of $17.7 million.

   During the second quarter of 1999, Azurix was the successful bidder in a tender for a 30-year concession to operate the water and wastewater systems in two regions of the Province of Buenos Aires, Argentina, previously operated by Administracion General de Obras Sanitarias Buenos Aires. On June 30, 1999, Azurix, through Azurix Buenos Aires S.A., an indirect wholly owned subsidiary, entered into a concession contract with the provincial government covering the two regions and paid the government $438.6 million. On July 1, 1999, Azurix assumed operation of the water and wastewater systems and risk of ownership of the concession.

   In connection with the funding of this acquisition, Azurix made an equity investment in Azurix Buenos Aires of $45.0 million, and Azurix Buenos Aires borrowed $394.0 million under a new credit agreement. This loan was secured by cash and other short-term liquid investments which Azurix deposited into a cash collateral account and pledged as security for the loan (see Note
4). Azurix used $230.6 million of the proceeds from its initial public offering, $208.0 million in funds drawn under the senior credit facility of its indirect wholly owned subsidiary, Azurix Europe Ltd., and interest on those funds and other funds of Azurix, to fund the equity investment in Azurix Buenos Aires and the deposit into the cash collateral account. Under the concession contract, a 10% interest in Azurix Buenos Aires was subsequently transferred to the employees of Azurix Buenos Aires.

   On September 24, 1999, Azurix acquired 49% of the capital stock of IASA Holdings, S.A. de C.V. for $22.5 million, excluding transaction costs. IASA Holdings owns 100% of Industrias del Agua, S.A. de C.V., a water and wastewater services company based in Mexico City, Mexico that provides metering, billing, collections, operations and maintenance services for one quarter of the Federal District within Mexico City, a service area with a population of approximately two million people. Industrias del Agua has provided these services since 1993, when it signed a 10-year contract with the Water Commission of the Federal District. In addition to holding an interest in Industrias del Agua, Azurix provides technical services and serves as a technical participant under the Federal District contract. Contemporaneous with its purchase of the common stock of IASA Holdings, Azurix entered into separate agreements that resulted in Azurix having effective control over IASA Holdings. Accordingly, IASA Holdings is consolidated for financial statement purposes.

   On September 24, 1999, Azurix acquired from an affiliate of AMX-Acqua Management Inc. 100% of three Brazilian companies, Geoplan-Assessoria, Planejamento e Perfuracoes Ltda., Aguacerta-Sistemas de Abastecimento Ltda. and Aguacerta Saneamento Ltda., which provide water drilling, water supply and wastewater treatment services in Brazil, for $55.6 million in cash, excluding transaction costs. Azurix has contingent payment obligations to a former owner under certain negotiated formulas that depend on the future performance of the business and has retained a former affiliate as a consultant to its Brazilian operations.

   On October 4, 1999, Azurix purchased 13,600 acres of property in Madera County, California, for $31.5 million, excluding transaction costs, with plans of developing, owning and operating a ground water storage project in the aquifer beneath it.

   On October 18, 1999, Azurix acquired Lurgi Bamag GmbH, a water and wastewater engineering services company, for $30.2 million, excluding transaction costs. Lurgi Bamag and its subsidiaries have offices in Germany, Brazil, Egypt and the United Kingdom.

   For each 1999 acquisition that is consolidated in Atlantic Water's financial statements, the purchase method of accounting was utilized, and accordingly, the assets and liabilities have been recorded at their estimated fair values on the date of each acquisition. The excess of the purchase price over the fair values of the net assets acquired for each acquisition has been recorded as goodwill, and is being amortized on a straight-line basis over 40 years. The results of operations of the acquisitions have been included in the consolidated financial statements since the date of each acquisition.

NOTE 4 - RESTRICTED CASH AND CASH EQUIVALENTS

   At December 31, 1999, Azurix had restricted cash and cash equivalents of $407.7 million, on deposit in a cash collateral account that secured a $394.0 million bank loan to an Azurix subsidiary that was used to fund the Buenos Aires concession acquisition (see Note 3). The amount payable under the loan at December 31, 1999 is included in "Short-term debt" on the Consolidated Balance Sheets (see Note 7). In April 2000, Azurix used the proceeds from this account to repay the loan and related interest. In addition, at December 31, 1999 and 2000, Azurix had other restricted cash on deposit of $56.5 million and $108.0 million, respectively, that primarily secured borrowings under the Azurix Europe credit facility (see Note 7).

NOTE 5 - OTHER CURRENT ASSETS

   Other current assets is comprised of the following:

                                            December 31,
                                          1999      2000
                                           (In millions)

   Prepayments                            $20.0     $21.5
   Other receivables                       34.4      23.5
   Other                                   22.5      30.2
                                          $76.9     $75.2

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment is comprised of the following:

                                              December 31,
                                             1999      2000
                                             (In millions)

   Land                                    $   42.7   $   41.4
   Buildings and operational structures       500.4      595.8
   Infrastructure                           1,269.7    1,231.7
   Plant machinery and vehicles               489.2      650.9
   Construction work-in-progress              216.0       84.7
   Other assets                                41.1       87.2
                                            2,559.1    2,691.7
   Less accumulated depreciation              (90.4)    (228.2)
      Property, plant and equipment, net   $2,468.7   $2,463.5

   Included in accumulated depreciation at December 31, 2000 are accumulated impairments of $44.6 million which were recorded in 2000 (see Note 18).

NOTE 7 - SHORT-TERM DEBT

   As of December 31, 1999 and 2000, Azurix, through Wessex, had committed credit facilities with major commercial banks providing for an aggregate of $121.1 million and $224.3 million, respectively, of availability for general corporate purposes. These facilities expire in October 2001 and April 2002. As of December 31, 1999, no amounts were outstanding under these credit facilities. As of December 31, 2000, outstanding borrowings consisted of $62.8 million under the facilities that expire in 2002. Borrowings are for a period of less than one year but may be refinanced through 2002. Therefore, amounts outstanding at December 31, 2000 were reclassified to long-term debt. The facilities accrue interest at the London interbank offered rate plus 0.275% to 0.35% per annum. Wessex pays an annual commitment fee equal to 0.15% of the unused portion of committed lines of credit.

   On May 10, 1999, Azurix Europe entered into a credit facility. At December 31, 1999 and 2000, the maximum capacity of the facility was $686.4 million and $635.6 million, respectively. At December 31, 1999 and 2000, $298.8 million and $276.7 million, respectively, of the facility capacity could be used to refinance indebtedness of Azurix Europe, $101.3 million and $80.8 million, respectively, of such capacity was reserved to provide for the refinancing of outstanding Azurix Europe loan notes. At December 31, 1999, the remaining $387.6 million of capacity could be used for acquisitions of water and wastewater related assets or businesses. In February 2000, the facility was amended so that as of December 31, 2000, Azurix Europe may borrow $358.9 million of the facility capacity in a manner allowing for its use by Azurix for general corporate purposes. At December 31, 1999, $474.8 million was outstanding under the facility. In February 2000, Azurix issued long-term debt (see Note 8) and used a portion of the proceeds to repay $386.0 million outstanding under the portion of this facility that had been borrowed for acquisitions. Accordingly, this amount was reclassified to long-term at December 31, 1999. At December 31, 2000, $156.0 million was outstanding under that portion of the facility that can be used by Azurix for general corporate purposes and $95.7 million was outstanding under that portion of the facility that can be used to refinance the indebtedness of Azurix Europe. In January 2001, Azurix borrowed $40.0 million under its credit agreement with Enron (see Note 8) and repaid borrowings that were outstanding at December 31, 2000 under the Azurix Europe credit facility. In March 2001, borrowings outstanding under the Enron credit agreement, including the $40.0 million borrowed and used to repay borrowings outstanding under the Azurix Europe credit facility, were retired through the issuance of long-term mandatorily redeemable preferred stock (see Note 21). Accordingly, $40 million of the balance outstanding was reclassified as long-term at December 31, 2000.

   The Azurix Europe credit facility bears interest at the London interbank offered rate plus 0.75% or 1.0%, depending on the level of utilization of the borrowing capacity. The weighted average interest rates on the U.S. dollar and U.K. pound sterling borrowings outstanding at December 31, 1999 were 6.9% and 6.8%, respectively, and at December 31, 2000 were 7.5% and 6.8%, respectively. Azurix incurs commitment fees of 0.375% on the unused borrowing capacity of this facility. The facility terminates on May 10, 2002, but contains a clause permitting banks, with two-thirds or more of the commitments, to terminate at an earlier time if, in their reasonable opinion, changes have occurred resulting in a material adverse effect on the borrower's ability to repay the outstanding debt. Therefore, amounts outstanding under this facility are classified as short-term debt, except amounts refinanced subsequent to December 31, 1999 and 2000 through the issuance of long-term debt (see Note 8) and long-term mandatorily redeemable preferred stock (see Note 21). The facility contains restrictive covenants that include limitations on borrowings, maintenance of financial ratios such as interest coverage and debt to equity and contracts to perform or refrain from undertaking certain acts. The facility includes customary events of default, including non-payment, cross-defaults and insolvency and prohibits Azurix Europe from paying dividends.

   As of December 31, 1999 and 2000, Azurix, through Wessex, had $15.8 million and $6.0 million, respectively, outstanding under credit facilities with major commercial banks on an uncommitted basis. Interest accrues on the uncommitted facilities based on the market rate plus a negotiated margin. The interest rate on the uncommitted bank borrowings outstanding as of December 31, 1999 and 2000 was 5.2% and 5.5%, respectively.

   In connection with the funding of the Buenos Aires concession acquisition (see Note 3), Azurix, through its indirect wholly owned subsidiary, Azurix Buenos Aires S.A., entered into a credit agreement and borrowed $394.0 million in June 1999. The agreement was between Azurix Buenos Aires and Westdeutsche Landesbank Girozentrale, a German bank, as the agent and lender. The loan was secured by cash and other short-term liquid investments in the aggregate amount of $407.7 million as of December 31, 1999, which Azurix deposited into a cash collateral account, including interest earned on amounts deposited, and pledged as security for the loan (see Note 4). In April 2000, Azurix used proceeds from the cash collateral account to repay the $394.0 million bank loan and related interest of $19.7 million (see Note 4).

   On September 29, 1999, Azurix entered into a 364-day $150.0 million unsecured revolving credit facility with a group of banks. The facility, as subsequently amended, was scheduled to mature in September 2000. As of December 31, 1999, $150.0 million was outstanding under the facility and the borrowings were primarily used to reduce other debt obligations and finance acquisitions. The weighted average interest rate on borrowings outstanding under this facility at December 31, 1999 was 7.7%. Azurix used a portion of the proceeds from the long-term senior notes issued in February 2000 to repay all amounts outstanding under this facility (see Note 8). Accordingly, the borrowings under this facility at December 31, 1999 were reclassified as long-term. Azurix terminated the facility in March 2000.

   Azurix, through Azurix Europe, had outstanding U.K. pound sterling denominated loan notes as of December 31, 1999 and 2000 of $101.3 million and $80.8 million, respectively. The loan notes were issued to Wessex shareholders in lieu of cash consideration for the ordinary shares purchased in the Wessex acquisition (see
Note 3). The loan notes are redeemable, at the option of the holder, semiannually beginning September 30, 1999, with final redemption occurring September 30, 2005. The loan notes may be redeemed at the holders' option within one year, and therefore, are potential current obligations. At December 31, 1999 and 2000, the loan notes are secured by the Azurix Europe credit facility. As a result of a subjective acceleration clause contained in that facility as discussed above, the loan notes are classified as short-term at December 31, 1999 and 2000. Interest on the loan notes accrues at the London interbank offered rate and is payable semiannually. The interest rates for the period the loan notes were outstanding during 1999 and 2000 was 5.9% and 6.3%, respectively.

   At December 31, 1999 and 2000, Azurix, through various subsidiaries, had other short-term borrowings outstanding of $2.3 million and $0.2 million, respectively.

NOTE 8 - LONG-TERM DEBT AND LONG-TERM DEBT - AFFILIATES

   The components of long-term debt are as follows:

                                               December 31,
                                              1999      2000
                                               (In millions)

   Amounts reclassified from short-term
    debt (see Note 7)                       $  536.0   $  102.8
   Azurix Corp. senior notes                       -      589.6
   Wessex senior unsecured bonds               479.2      444.3
   Wessex European Investment Bank credit
    facilities                                 223.1      201.7
   Capital lease obligations                    86.3       61.9
   Other                                        12.3       26.5
                                             1,336.9    1,426.8
   Less current maturities                     (35.0)     (80.7)
      Total long-term debt                  $1,301.9   $1,346.1

   In February 2000, Azurix issued U.S. dollar and U.K. pound sterling senior notes with a U.S. dollar equivalent face value at December 31, 2000 of $589.6 million. The senior notes consisted of $240.0 million and GBP100.0 million, each due in 2007 and bearing an interest rate of 10.375%, and $200.0 million due in 2010 and bearing an interest rate of 10.75%. Net proceeds after underwriters' discount and other offering costs were $583.1 million. Of this amount, $150.0 million was used to pay down the Azurix revolving credit facility, $386.0 million was used to pay down the Azurix Europe credit facility and $18.1 million was used to pay down amounts outstanding under the credit agreement with Enron. In addition, $11.5 million was used to pay accrued interest on the three credit facilities. The remaining proceeds were made available for general corporate purposes. The senior notes were issued under an indenture that contains certain covenants that limit Azurix's ability to incur additional debt, pay dividends or make other distributions, incur liens on its assets, enter into sale/leaseback transactions, enter into transactions with affiliates, or sell assets to, or merge with, another entity.

   In March 1999, Azurix, through a wholly owned subsidiary of Wessex, issued U.K. pound sterling denominated senior unsecured bonds with a face value of $484.5 million and $448.7 million as of December 31, 1999 and 2000, respectively. The net proceeds were primarily used to refinance all short-term bank borrowings that were outstanding on the date of issue. The bonds mature on March 30, 2009 and bear interest at a rate of 5.875% payable annually.

   The European Investment Bank credit facilities consist of four separate loans. The U.S. dollar denominated loan has a floating interest rate based on the London interbank offered rate less 0.25%, is due October 2001 and had an outstanding balance of $48.5 million and $44.9 million at December 31, 1999 and 2000, respectively. The weighted average interest rate on the U.S.
dollar loan was 5.1% and 6.2% for the years ended December 31, 1999 and 2000, respectively. The Italian lire denominated loan bears interest at 11.6% per annum, is payable in semiannual installments through June 2002 and had an outstanding balance of $13.1 million and $7.3 million at December 31, 1999 and 2000, respectively. The other two obligations are U.K. pound sterling denominated and were entered into in 1999. Interest on one of the U.K. pound sterling denominated obligations is based on the London interbank offered rate less 0.13%, is payable in full in December 2005 and had an outstanding balance of $126.6 million and $117.2 million at December 31, 1999 and 2000, respectively. Interest on this loan was 5.9% for the period outstanding in 1999 and 6.0% in 2000. The other U.K. pound sterling denominated obligation bears interest based on the London interbank offered rate less 0.10%, is payable in full in December 2009 and had an outstanding balance of $34.9 million and $32.3 million at December 31, 1999 and 2000, respectively. The interest rate on this loan was 5.9% for the period outstanding in 1999 and 6.1% in 2000.

   At December 31, 2000, future minimum lease payments under capital leases total $69.4 million, including $7.5 million representing interest. At December 31, 2000, $150.7 million of historical cost and $26.5 million of related accumulated depreciation are recorded under capital leases and included in property, plant and equipment.

   At December 31, 1999 and 2000, Azurix, through various subsidiaries, had other long-term debt outstanding of $12.3 million and $26.5 million, respectively.

   Each of these financing agreements contains certain restrictive covenants, including among other things, limitations on borrowings, the maintenance of certain financial ratios such as interest coverage, net worth and debt to equity and contracts to perform or refrain from undertaking certain acts. The financing contracts include standard events of default, including non-payment, cross-defaults and insolvency. Azurix is currently in compliance with these covenants.

   At December 31, 2000, long-term debt and capital lease obligation maturities over the next five years were $80.7 million in 2001, $101.8 million in 2002, $4.7 million in 2003, $3.7 million in 2004 and $120.1 million in 2005.

   Azurix has entered into interest rate and currency swap contracts related to certain outstanding debt instruments (see
Note 9).

   Effective May 1, 1999, Azurix entered into a credit agreement with Enron, which was amended as of January 24, 2000. Under this agreement, Enron loaned funds to Azurix for general, administrative and operating expenses. As of December 31, 1999 and 2000, $53.3 million and $103.1 million, respectively, was outstanding under this credit agreement. The credit agreement originally terminated on the earlier of December 15, 2001 or 90 days following the date that Enron does not own or have the power to vote at least one-third of Azurix's capital stock ordinarily entitled to vote for the election of directors and fewer than one-third of Azurix's directors are officers, directors or employees of Enron. The total commitment under the credit agreement would not exceed $60 million, $120 million and $180 million at any time during calendars years 1999, 2000 and 2001, respectively.
Advances under the credit agreement bare interest at the federal funds rate plus 1.50%. The effective interest rate on these borrowings in 1999 and 2000 was 6.8% and 8.1%, respectively. In January 2001, Azurix borrowed $40.0 million under the Enron credit agreement and paid down that portion of the Azurix Europe credit facility that can be used by Azurix for general corporate purposes. Interest expense recorded for 1999 and 2000 was $2.2 million and $7.6 million, respectively. In addition, on March 16, 2001, the then outstanding balance of the Enron credit agreement of $180 million was retired through the issuance to Enron of mandatorily redeemable preferred stock and the credit agreement was terminated. As a result, the balance outstanding at December 31, 2000 under the credit agreement was classified as long-term debt - affiliates and not as current maturities of long-term debt - affiliates.

NOTE 9 - FINANCIAL INSTRUMENTS

   Atlantic Water and Azurix use derivative financial instruments in the normal course of their businesses for purposes other than trading. These financial instruments include interest rate, currency swap and forward foreign exchange contracts. At December 31, 2000, Azurix had U.K. pound sterling interest rate swap contracts having a total notional principal amount of $272.4 million. Interest rate swap contracts relating to notional principal amounts of $179.4 million and $93.0 million terminate in 2001 and 2002 through 2009, respectively. At December 31,
2000, Azurix had cross-currency swap contracts to exchange U.S. dollars of $51.0 million to U.K. pound sterling of GBP30.0 million, which expires in 2001, and Italian lire of 10.7 billion to U.K. pound sterling of GBP4.9 million, which expires in 2002. At December 31, 2000, Azurix had forward foreign exchange contracts having a total notional principal amount of $5.5 million which terminate in 2001. In addition, Atlantic Water also has a currency option agreement with Enron whereby Atlantic Water can exchange U.K. pounds sterling up to GBP73.0 million for U.S. dollars at an exchange rate of $1.71233 to GBP1.00. This agreement expires in 2001.

   The carrying amount of cash and cash equivalents, trade accounts receivable (net of an allowance for doubtful accounts), affiliate notes and interest receivable, accounts payable and accruals and short-term debt approximates their fair value due to their short-term nature. The fair value of long-term debt and affiliate long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to Azurix for debt of the same remaining maturities. The fair value of currency swap, forward exchange and interest rate swap contracts shown below was determined based on a model which estimates the fair value of these contracts using market rates in effect at each respective date or was based on quoted market prices for similar instruments with similar maturities. Judgment is necessarily required in interpreting market data and the use of different market assumptions or estimation methodologies may affect the estimated fair value amounts. The comparison of estimated fair value and carrying amount are as follows:

                                                 December 31,
                                                1999      2000
                                                 (In millions)

   Long-term debt (including current
    maturities)(1)
        Estimated fair value                  $1,219.8   $1,136.6
        Carrying amount                        1,338.1    1,430.9
   Long-term debt - affiliates
    (including current maturities)
        Estimated fair value                      54.6      103.5
        Carrying amount                           53.3      103.1
   Derivatives:
      Interest rate swap contracts
        Estimated fair value                       7.2        2.7
        Carrying amount                              -          -
      Currency swap contracts(1)
        Estimated fair value                      (2.8)       2.9
        Carrying amount                           (1.2)      (4.1)
      Forward exchange contracts
        Estimated fair value                      (0.8)      (0.3)
        Carrying amount                              -          -
      Currency option agreement - affiliate
        Estimated fair value                       7.1        0.2
        Carrying amount                            7.1        0.2

(1) The sum of the carrying amount for long-term debt and the currency swaps, as indicated above, equals long-term debt including current maturities (see Note 8).

   Atlantic Water and Azurix are exposed to certain risks due to the nature of derivative financial instruments. In the event of non-performance by third parties, the amounts of interest rate, forward exchange and currency swap contracts are potentially subject to credit risk. Third parties to these contracts are major commercial banks with high-quality credit ratings. Accordingly, Atlantic Water does not anticipate non-performance by any of these counterparties on these financial instruments. Atlantic Water is exposed to market risk in the form of foreign exchange rate and interest rate risks. Several variable and fixed rate loans in foreign currencies are hedged through a combination of cross-currency swaps, forward exchange contracts and interest rate swaps.

NOTE 10 - INCOME TAXES

   As discussed in Note 1, Atlantic Water and its wholly owned subsidiary, Bristol, are not taxable entities for U.S. federal income tax purposes. The following information relates to Azurix's activities.

   The components of income before minority interest and income taxes are as follows:


                                November 30,
                                    1998
                                  (Date of
                                 Inception)
                              to December 31,   Year Ended December 31,
                                    1998             1999     2000
                                        (In millions)

   United States                   $(2.0)          $(86.5)  $(121.6)
   United States trust income
    not subject to tax               0.9             43.7      (1.4)
   Foreign                           7.7            152.5    (351.8)
                                   $ 6.6           $109.7   $(474.8)

                                November 30,
                                    1998
                                  (Date of
                                 Inception)
                              to December 31,   Year Ended December 31,
                                    1998             1999     2000
                                        (In millions)

   Current tax expense:
      Federal                       $  -           $  0.9    $    -
      State                            -              0.3       0.2
      Foreign                        0.7             14.1       7.9
                                     0.7             15.3       8.1

   Deferred tax expense (benefit):
      Federal                          -            (33.1)    (39.3)
      State                            -              0.1         -
      Foreign                        2.0             39.2      48.8
                                     2.0              6.2       9.5
        Total income tax expense    $2.7           $ 21.5    $ 17.6

   Income tax benefit for the components of other comprehensive loss was $0.3 million and $0.1 million for the years ended
December 31, 1999 and 2000, respectively.

   The differences between taxes computed at the U.S. federal statutory tax rate and Atlantic Water's effective income tax rate are as follows (dollars in millions):

                                  November 30, 1998
                                 (Date of Inception)
                                    to December 31,         Year Ended December 31,
                                         1998               1999               2000
                                  Amount     Percent   Amount   Percent   Amount   Percent

Statutory federal income tax
 provision                         $2.3       35.0%    $ 38.4    35.0%   $(166.2)  (35.0)%
U.S. loss not benefited
 (valuation allowance reversal)     0.7       10.4       (5.1)   (4.6)         -       -
Trust income not subject to tax    (0.3)      (4.5)     (15.3)  (13.9)       0.5     0.1
Foreign subsidiary company
 losses not benefited                 -          -          -       -      166.9    35.1
Nondeductible goodwill
 amortization                       0.3        4.5        6.3     5.7        7.1     1.5
Consolidated foreign earnings
 taxes at other than the U.S.
 rate                              (0.3)      (4.5)      (2.5)   (2.3)      (7.1)   (1.5)
Equity income (loss) of foreign
 investment                           -          -       (0.5)   (0.5)      13.6     2.9
Minority interest                     -          -       (0.3)   (0.3)      (1.1)   (0.2)
Other                                 -          -        0.5     0.5        3.9     0.8
  Total income tax expense        $ 2.7       40.9%    $ 21.5    19.6%   $  17.6     3.7%

   The principal components of Azurix's net deferred income tax liability are as follows:

                                                    December 31,
                                                   1999      2000
                                                    (In millions)

   Deferred income tax assets:
     U.K. Advance Corporation Tax (ACT)
      carryforward                               $  67.8   $  23.2
     U.S. tax loss and start-up expenditure
      carryforwards                                 36.3      80.6
     Foreign net operating loss carryforwards       13.0       9.7
     Tax credits in foreign jurisdictions            2.8       7.4
     Basis differences in concession intangibles,
      property, plant and equipment and Other        7.9     163.4
     Valuation allowance                            (4.8)   (180.5)
      Total deferred tax assets                    123.0     103.8
   Deferred income tax liabilities:
     Basis differences in property, plant
      and equipment                               (515.1)   (466.8)
     Liabilities not recognized for tax
      purposes and Other                            (1.6)     (6.0)
      Total deferred tax liabilities              (516.7)   (472.8)
      Net deferred tax liabilities               $(393.7)  $(369.0)

   Atlantic Water's results of operations for the year ended December 31, 2000 included the impairment of the equity method investment of the Mendoza concession company of $55.0 million and the impairment of long-lived assets at the Buenos Aires concession of $389.5 million. Due to the significant uncertainty regarding the Argentine investments (see Note 18), no deferred tax benefits were recorded for these impairments. In addition, at December 31, 2000, Azurix determined that a valuation allowance on its prior and current year Argentine deferred tax assets was required, resulting in a fourth quarter 2000 tax expense of $18.5 million.

   Azurix had U.K. Advance Corporation Tax credit carryforwards at December 31, 2000 of approximately $23.2 million that can be used to offset U.K. taxes payable in future years. At December 31, 2000, the U.K. ACT credit had an indefinite carryforward period. At December 31, 2000, Azurix had foreign subsidiary company loss carryforwards of approximately $27.6 million. Due to restrictions on the use of such loss carryforwards and uncertainty as to their ultimate usage, the related tax benefits have not been reflected in Atlantic Water's results of operations.

   At December 31, 2000, Azurix had carryforwards of U.S. tax losses and start-up expenditures of approximately $230.2 million that will begin to expire in 2019. During 1998, Azurix recorded a valuation allowance on a deferred tax asset of approximately $5.1 million related to losses incurred in the United States. During the second quarter of 1999, Azurix determined that the available evidence attributable to the increased level of 1999 business activities (including consideration of the proceeds generated from the initial public offering and available U.S. tax planning strategies) indicated that it is more likely than not that the deferred tax asset associated with the 1998 U.S. losses will be realized. Accordingly, the valuation allowance of approximately $5.1 million was reversed in the second quarter of 1999. Management has determined that no valuation allowance is necessary for the U.S. losses generated through the year ended December 31, 2000 due to expected future income and available tax planning strategies.

   U.S. and foreign income taxes have been provided for earnings of foreign subsidiary and affiliate companies that are expected to be remitted to the U.S. Foreign subsidiaries' and affiliates' cumulative undistributed earnings of approximately $277.7 million are considered to be indefinitely reinvested outside the United States and, accordingly, no U.S. income taxes have been provided thereon. In the event of a distribution of those earnings in the form of dividends, Azurix may be subject to both foreign withholding taxes and U.S. income taxes net of allowable foreign tax credits.

NOTE 11 - SUPPLEMENTAL CASH FLOW INFORMATION

   Cash paid for income taxes and interest expense is as follows:

                                November 30,
                                    1998
                                  (Date of
                                 Inception)
                              to December 31,   Year Ended December 31,
                                    1998             1999     2000
                                        (In millions)

   Income taxes                     $  -            $29.6    $  7.8
   Interest expense (net of
    amounts capitalized)             9.6             47.7     115.7

Non-cash Transactions

   The capital transactions, equity distributions and sale of Azurix stock described in Note 2, and principal repayments on a note receivable from Enron described in Note 12 were non-cash transactions. The related receipts and disbursements were made through a trustee in accordance with the Trust Agreement. During 2000, Azurix acquired assets by entering into capital leases totaling $5.4 million.

NOTE 12 - RELATED PARTY TRANSACTIONS

   On December 17, 1998, Atlantic Water entered into two unsecured loan agreements with Enron whereby Enron will pay to Atlantic Water an aggregate of $249.0 million in six semi-annual installments beginning in June 1999. Each of the loan agreements accrues interest on the unpaid principal portion at 6.0% per annum. During 1999 and 2000, respectively, Enron funded to the trustee in accordance with the Trust Agreement, $83.0 million and $83.0 million in principal payments. These notes receivable are classified as non-current assets as the proceeds are not expected to be available to meet working capital requirements (see Note
17). The balance outstanding at December 31, 1999 and 2000 was $166.0 million and $83.0 million, respectively. Interest income of $0.6 million, $13.5 million and $8.5 million was recorded during 1998, 1999 and 2000, respectively.

   In accordance with the terms of the Trust Agreement, Atlantic
Water incurred general and administrative expenses of $7.3 million and $13.8 million related to administrative services provided by Enron during 1999 and 2000, respectively.

   Enron and Azurix have entered into an agreement that limits the scope of Azurix's business and provides that Enron and its affiliates may engage in water related businesses, even if those businesses have a competitive impact on Azurix. In general, Enron is permitted to engage in any business whatsoever, including water, wastewater and other businesses competing with Azurix, provided the business is conducted and opportunities are identified and developed through Enron's own personnel and not through those of Azurix. If an opportunity in the water industry is presented to a person who is an officer or director of both Enron and Azurix, the opportunity must first be offered to Azurix, unless water constitutes a minority of the fair market value of the opportunity, as determined by that officer or director in good faith based on information available at the time.

   During 1998, 1999 and 2000, Enron provided various services to Azurix. In 1999, Azurix signed agreements with Enron pursuant to which Enron will continue to provide such services which include among other things, information technology, office space, building maintenance, security and other office services as well as employee development, training, maintenance of compensation and other benefits programs and the use of Enron-owned aircraft. Azurix may utilize Enron's regulatory affairs, marketing affairs, treasury and risk assessment and control departments. In addition, Azurix may continue to participate in Enron's corporate insurance program. The agreement provides that Azurix may use the international offices of Enron and its affiliates for projects, subject to mutual agreement with Enron or its affiliates on a project-by-project basis. The agreement provides that Azurix will reimburse Enron for direct charges related to Enron services and facilities that it utilizes. Azurix is also allocated an amount for overhead charges related to Enron corporate staff and support services which it utilizes. This overhead charge is allocated based upon factors such as employee headcount, payroll and square footage. The agreement is for an indefinite term, but either party may terminate the agreement on 180 days' notice. During 1998, 1999 and 2000, the expense recorded for these services was approximately $1.5 million, $6.6 million and $2.9 million, respectively.

   Employees of Azurix are covered by various employee benefit plans of Enron such as medical, dental, life insurance and other benefit plans. These costs are allocated to Azurix based upon Enron's costs of administering and providing the benefit plans. During 1998, 1999 and 2000, the expense recorded under the plan arrangements was approximately $1.4 million, $2.3 million and $1.4 million, respectively.

   Management believes the above allocation methods and costs are reasonable.

   During 1998 and 1999, Enron advanced to Azurix $17.7 million and $53.4 million, respectively, related to office space and other services provided by Enron and the cost of various benefit plans for certain employees, each described above, and to fund Azurix's investment in and advances to its Cancun affiliate. The entire amount of the advances were repaid in June 1999 with the proceeds from Azurix's initial public offering of its common stock.

   A former director of a subsidiary of Wessex owns certain assets utilized in the subsidiary's operations. The subsidiary was charged $0.1 million and $0.2 million for the use of those assets during 1998 and the period in 1999 while serving as a director, respectively.

   Enron has made available letters of credit on behalf of Azurix's subsidiaries in the aggregate amount of approximately $16 million as of December 31, 1999. Azurix paid, or reimbursed Enron for, the fees associated with these letters of credit. There were no letters of credit made available by Enron on behalf of Azurix as of December 31, 2000.

   During 1999 and through March 31, 2000, Enron guaranteed debt and letter of credit obligations of up to $25 million on behalf of Azurix North America to a bank under terms of the bank credit facilities in exchange for, among other things, the elimination of requirements for various assets to be pledged. As of December 31, 1999, $16.4 million of letter of credit obligations were outstanding under this credit facility, and thus guaranteed by Enron. While the guarantee was outstanding, Azurix paid a fee to Enron of $0.3 million per annum.

   During 2000, Azurix provided certain services that included arranging, negotiating and structuring water supply arrangements for a project being developed by an Enron subsidiary. Revenues earned and received during 2000 related to these services were $1.1 million. Under a separate agreement with the Enron subsidiary, Azurix has agreed to provide future water supply and water management services to the project for a period of approximately 25 years. Future services to be provided under this agreement are contingent upon the Enron subsidiary receiving certain government approvals to proceed with its project.

   Azurix has long-term debt with affiliates (see Note 8).

NOTE 13 - PENSION AND OTHER POSTRETIREMENT BENEFITS

   Azurix has various pension plans through its subsidiaries which include both defined benefit and defined contribution plans.

   During 1999, Wessex maintained three defined benefit pension plans that covered substantially all of its employees. On January 1, 2000, these plans were merged into a single plan. The plan assets are held in separate trustee administered funds and consist primarily of equity and debt securities. Wessex's funding policy is to contribute to the plan sufficient to satisfy legal funding requirements. Azurix Buenos Aires maintains a defined benefit plan and Lurgi Bamag maintains a defined benefit plan and a postretirement benefit plan. These plans have no assets because Azurix Buenos Aires and Lurgi Bamag have not previously provided funding. The pension costs for these plans charged to the Consolidated Statements of Income (Loss) have been determined on the advice of independent qualified actuaries and are accrued over the service lives of the employees expected to be eligible to receive such benefits.

   The weighted average assumptions used in the actuarial computations for the defined benefit plans of Wessex, Azurix
Buenos Aires and Lurgi Bamag and the postretirement plan of Lurgi
Bamag are shown below:

                                      Pension Benefits       Postretirement Benefits
                                   Year Ended December 31,   Year Ended December 31,
                                       1999      2000            1999      2000
                                                   (In millions)

   Discount rate                       5.8%      5.8%            6.0%      6.5%
   Expected long-term rate of
    return on plan assets              6.5       6.8               -         -
   Rate of compensation increase       4.3       3.5             3.0       3.0

   For the measurement purposes of postretirement benefits, a 4.0% annual rate of increase in healthcare costs was assumed for the years ended December 31, 1999 and 2000.

   The following represents the obligations, plan assets and funded status for the defined benefit pension plans and postretirement plan:

                                       Pension Benefits       Postretirement Benefits
                                    Year Ended December 31,   Year Ended December 31,
                                        1999      2000             1999      2000
                                                    (In millions)
Change in benefit obligation:
 Benefit obligation at beginning
  of period                            $246.2    $289.3           $   -     $ 0.7
   Obligation acquired from
    business acquisitions                11.9         -             0.7         -
   Service cost                           7.8       6.9               -         -
   Past service cost                     13.9         -               -         -
   Interest cost                         13.2      16.1               -         -
   Plan participants'
    contributions                         3.5       3.8               -         -
   Actuarial loss (gain)                  8.4       7.4               -      (0.1)
   Benefits paid                         (7.7)    (12.1)              -         -
   Exchange difference                   (7.9)    (21.6)              -         -
 Benefit obligation at end of
  period                               $289.3    $289.8           $ 0.7     $ 0.6
Change in plan assets:
 Fair value of plan assets at
  beginning of period                  $259.2    $290.2           $   -     $   -
   Actual return on plan assets          40.4       1.0               -         -
   Employer contribution                  1.9      15.8               -         -
   Plan participants'
    contributions                         3.6       3.8               -         -
   Benefits paid                         (7.6)    (11.5)              -         -
   Exchange difference                   (7.3)    (21.6)              -         -
 Fair value of plan assets at
  end of period                        $290.2    $277.7           $   -     $   -
 Funded status:
   Fair value of plan assets           $290.2    $277.7           $   -     $   -
   Projected benefit obligation         289.3     289.8             0.7       0.6
   Funded status                          0.9     (12.1)           (0.7)     (0.6)
   Unrecognized past service cost        13.8      11.8               -         -
   Unrecognized net actuarial
    gain (loss)                         (22.5)      4.2               -      (0.1)
 Prepaid benefit cost (accrued
  benefit liability)                   $ (7.8)   $  3.9           $(0.7)    $(0.7)

   Net periodic benefit cost includes the following components:

                                    Pension Benefits       Postretirement Benefits
                                 Year Ended December 31,   Year Ended December 31,
                                     1999      2000            1999      2000
                                                 (In millions)

Service cost                        $  7.8    $  6.9           $  -      $  -
Interest cost                         13.2      16.1              -         -
Amortization of prior service
 costs                                   -       0.9              -         -
Expected return on plan assets       (16.3)    (18.9)             -         -
Net periodic benefit cost           $  4.7    $  5.0           $  -      $  -

   A 1% change in assumed healthcare cost trend rates would have the following effects for the year ended December 31, 2000:

                                     1% Increase   1% Decrease
                                          (In millions)

Effect on total service and
 interest cost components              $  -           $  -
Effect on post retirement
 benefit obligation                     0.1            0.1

   Azurix North America contributes to defined contribution plans for a number of its employees in the U.S. and Canada. Contributions to these plans totaled $0.4 million during the period in 1999 that Azurix owned Azurix North America and $0.3 million in 2000. Contributions to the defined contribution plans are based on percentages of compensation varying from 1% to 15% of compensation, and in some instances are based upon the amount of the employees' contributions to the plans. In any event, contributions are limited to $3,000 per employee per annum.

   Azurix North America also contributes to a multi-employer union pension plan for certain union employees. These contributions are based on amounts negotiated between the union and the participating employers. There were no contributions related to the multi-employer plan during 1999 or 2000 because the plan is currently over funded.

NOTE 14 - STOCK PLANS

   In February 1999, Azurix established a stock plan that provides for the granting or awarding of stock options and restricted stock to directors, officers and key employees of Azurix and members of the Azurix Board of Directors. Options granted may be either incentive stock options or non-qualified stock options and are granted at not less than the fair market value of the stock on the date of grant. At any particular time, the number of shares of common stock issued under the plan may not exceed 15% of the total number of shares of common stock outstanding. These stock options generally vest over three to five years and will be exercisable for 10 years after the date of grant. On March 16, 2001, all options and unvested restricted stock outstanding under the stock plan were cancelled (see Note
21).

   Azurix applies Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees," and related interpretations in accounting for stock options issued under the plan. Accordingly, no compensation expense has been recognized for the stock options granted. Had compensation cost been recognized based on the fair value of options granted at the grant dates for awards under the plan, Atlantic Water's net income (loss) for the years ended 1999 and 2000 would have been $62.2 million and $(325.2) million, respectively.

   The fair value of options granted in 1999 and 2000 was estimated on the date of grant using the Black-Scholes option pricing model assuming no expected dividend yield, weighted average expected life of 3.8 years and 4.2 years, respectively, expected volatility of 82.5% and 57.4%, respectively, and a weighted average risk-free interest rate of 5.4% and 6.4%, respectively.

   Summarized information for Azurix's stock option plan is as follows:

                                               1999                 2000
                                                   Weighted             Weighted
                                                   Average              Average
                                                   Exercise             Exercise
                                         Options    Price     Options    Price
(Options in Thousands)

Options outstanding, beginning of year        -          -     10,253    $13.79
Granted                                  12,374     $14.31      2,016      7.49
Exercised                                     -          -       (251)     6.94
Forfeited                                (2,121)     16.81     (4,917)    14.42
Options outstanding, end of year         10,253      13.79      7,101     11.82

Weighted average fair value of
 options granted                                      8.58                 3.85

   The following table summarizes information about stock options outstanding at December 31, 2000 (options in thousands):

                                        Weighted
                                         Average     Weighted
                                        Remaining    Average
     Range of Exercise     Options     Contractual   Exercise
           Prices        Outstanding      Life        Price

     $ 4.00 to $ 7.63       3,742      9.4 years      $ 7.17
      14.25 to  21.56       3,359      8.1 years       16.99

NOTE 15 - EXTRAORDINARY LOSS

   In May 1999, Azurix Europe retired borrowings under its former senior credit facility and terminated the facility prior to its maturity. Unamortized deferred financing fees related to this facility of $9.8 million ($6.8 million net of tax benefit) were charged to income as an extraordinary loss.

NOTE 16 - RESTRUCTURING CHARGE

   In 1998, Azurix adopted a business strategy focused on growth through acquisitions and development projects around the world. During the fourth quarter of 1998 and the first half of 1999, Azurix initiated a business development effort requiring increased personnel to pursue and support acquisition and privatization activities worldwide. The initiative was based on Azurix's expectations as to the size, number, location and timing of privatization projects that would be awarded in 1999, 2000 and beyond. During the second half of 1999, several large privatization projects were postponed or cancelled. In the fourth quarter of 1999, Azurix reevaluated its cost structure in relation to its business development efforts. As a result, Azurix announced a plan to restructure its operations, which resulted in Azurix recording a one-time, pre-tax expense totaling $34.2 million in the fourth quarter of 1999. The restructuring plan included reducing personnel, reducing leased office space and eliminating other costs relating to the pursuit of concessions in certain regions.

   The restructuring plan was completed in the fourth quarter of 2000 and involved the elimination of 213 employee positions working in the concession acquisition effort. Certain employee contracts allowed Azurix to make payments for up to five years. The restructuring liability of $5.4 million at December 31, 2000 is related to these long-term severance agreements and $2.7 million has been classified in "Accounts payable and accruals" and $2.7 million has been classified in "Other long-term liabilities" on the Consolidated Balance Sheet. There were no adjustments necessary to the restructuring liability during the year ended December 31, 2000.

NOTE 17 - TRUST EQUITY

Beneficial Interest

   During 1998, Atlantic Water issued both Class A and Class B
Beneficial Interests (see Note 2).

Equity Allocations and Distributions

   In accordance with the terms of the Trust Agreement, the holders of the Class A and Class B Beneficial Interests share disproportionately in cash distributions during the life of the Trust, or upon liquidation rather than based upon the respective voting ownership percentages in Atlantic Water. The holder of the Class A Beneficial Interest will receive distributions on a priority basis or pro rata with the Class B Beneficial Interest, based on various factors described in the Trust Agreement.

   Atlantic Water is required to make an equity distribution to Marlin semi-annually. Payments of the equity distributions totaled $75.7 million and $69.1 million in 1999 and 2000, respectively.

NOTE 18 - ASSET IMPAIRMENTS

   In 1999, Azurix, through its subsidiary Azurix Buenos Aires S.A., was awarded and assumed operations of a water and wastewater concession in the Province of Buenos Aires, Argentina. In addition to the $438.6 million paid to the provincial government to acquire the concession contract, under the terms of the concession contract, Azurix is required to complete an investment program which it began in 1999. Azurix currently owns 90% of Azurix Buenos Aires.

   Azurix believes that the provincial government has violated the terms of the concession contract through such acts as limiting the amount Azurix can charge customers to levels below those specified in the concession contract and failing to complete and deliver infrastructure and other assets, including algae treatment works at Bahia Blanca. Azurix notified the provincial government of these and other violations in 2000. These violations have negatively impacted concession cash flows, ability to raise capital to fund the investment program of the concession and ability to provide services to the concession customers.

   Failure by the provincial government to comply with the terms of the concession contract, lack of progress in reaching resolution on these issues, despite oral assurances from provincial officials to reach resolution by year-end 2000, and prominent government officials publicly stating that Azurix should be removed as operator of the concession during the last week of 2000, resulted in Azurix evaluating its investment in the concession and related property, plant and equipment for impairment. Based on this review, in the fourth quarter of 2000, Azurix adjusted the carrying values of the concession intangible and related property, plant and equipment to their fair value by recording an impairment of $389.5 million (pre-tax and after-tax) which is included in "Impairment of long-lived assets" in the Consolidated Statements of Income (Loss). Fair value was determined based on the present value of expected future cash flows from the concession, discounted using a risk-adjusted rate.

   During 2000, there were water supply and quality problems experienced by areas within the concession, which Azurix attributes to failure of the Province to meet the terms of the concession agreement. In addition, there was negative publicity generated from growing political opposition as discussed above. Azurix recorded an additional charge of $11.0 million (pre-tax and after-tax) in the fourth quarter of 2000 to reflect the impact of these items on accounts receivable collections. This amount is included in "Operations and maintenance" expense in the Consolidated Statements of Income (Loss).

   As a result of the review of future cash flows discussed above, Azurix believes that sufficient uncertainty exists regarding the realizability of Argentine tax loss carryforwards such that a valuation allowance was appropriate at December 31, 2000 (see Note 10). This resulted in an additional tax expense of $18.5 million in the fourth quarter of 2000.

   Azurix has a 32.1% equity method investment in Obras
Sanitarias Mendoza S.A., which owns a water and wastewater concession in the Province of Mendoza, Argentina. As a result of events related to its investment in the concession in the Province of Buenos Aires, Argentina discussed above, Azurix evaluated the fair value of its investment in the Mendoza concession. Fair value was determined based on the present value of expected future cash flows from the concession, discounted using a risk-adjusted rate. The resulting fair value was less than Azurix's carrying value and this loss in value was determined to be other than a temporary decline. Accordingly, Azurix recorded an impairment of $55.0 million (pre-tax and after-tax) in the fourth quarter of 2000. This amount is included in "Impairment of investment in unconsolidated affiliate" in the Consolidated Statements of Income (Loss).

   During 2000, Azurix decided to sell its investment in its e-business marketplace WaterDesk.comTM . An initial attempt to sell WaterDesk as a public marketplace solution for the water and wastewater industry was terminated in the fourth quarter of 2000. Azurix is currently attempting to sell WaterDesk as a private marketplace or an internal procurement tool for one or several companies to conduct inter-company commerce. Azurix believes the fair market value of WaterDesk used in this latter capacity has a lower value than if it were utilized as a public marketplace solution for the entire water and wastewater industry. As a result, Azurix recorded in the fourth quarter of 2000, a $12.3 million pre-tax impairment of its long-lived assets that comprise WaterDesk. This amount is included in "Impairment of long-lived assets" in the Consolidated Statements of Income (Loss).

NOTE 19 - RESTRICTED NET ASSETS OF SUBSIDIARIES

   Certain subsidiaries of Atlantic Water have governmental and regulatory restrictions or approvals required in order to pay dividends or to make intercompany loans and advances to it. The amount of restricted net assets of Atlantic Water subsidiaries at December 31, 1999 and 2000 is approximately $1.6 billion.

NOTE 20 - COMMITMENTS AND CONTINGENCIES

Commitments

   Azurix leases office space from Enron (see Note 12). Azurix has no contractual obligation under these office lease agreements but pays to Enron the amount determined in the lease or the contract rate applied to square footage occupied. Azurix incurred rent expense to Enron for office space totaling $0.3 million, $1.7 million and $1.8 million in 1998, 1999 and 2000, respectively.

   Azurix leases property under various operating leases. Rental expense related to these leases for the years ended December 31, 1998, 1999 and 2000 were $0.2 million, $2.1 million and $7.4 million, respectively. Future minimum operating lease payments as of December 31, 2000, in the aggregate and for each of the five succeeding fiscal years, are as follows:

                                           (In millions)
          2001                                 $ 4.7
          2002                                   4.0
          2003                                   3.1
          2004                                   1.7
          2005                                   0.3
          2006 and beyond                        0.2
            Total minimum lease payments       $14.0

   Azurix, through Wessex and Azurix Buenos Aires, as owner of government regulated water and wastewater concessions, is required to undertake a significant capital investment program to meet statutory water quality and environmental standards. It is currently estimated that the capital expenditure programs at Wessex and Azurix Buenos Aires, along with the capital expenditure commitments of other Azurix subsidiaries, will require expenditures over the next five years of approximately $1.4 billion.

   The former parent of Lurgi Bamag had guaranteed reimbursement obligations for approximately $27 million of letters of credit issued on behalf of Lurgi Bamag. Azurix has agreed to indemnify the former parent of any payments under that guarantee.

   Azurix has contingent payment obligations to former owners of acquired entities under certain negotiated formulas. Currently, Azurix cannot assess the likelihood that payments under these obligations will occur.

Litigation

   Azurix is involved in various claims and lawsuits, the significant items of which are discussed below. Although no assurances can be given, Azurix believes, after considering appropriate reserves that have been established and except where noted below, that the ultimate resolution of such items will not have a material adverse effect on its financial position or results of operations.

   As previous reported in Azurix's Annual Report on Form 10-K for the year ended December 31, 1999 and other filings, on November 1, 1999, Synagro filed a lawsuit against Azurix styled Synagro Technologies, Inc. v. Azurix Corp., in the 270th Judicial District Court of Harris County, Texas. The lawsuit relates to various agreements between the parties regarding potential business transactions and the possible acquisition by Azurix of two subsidiaries of Waste Management, Inc., commonly called BioGro. On May 9, 2000, Synagro filed its First Amended Petition in the District Court seeking (i) damages in excess of $57 million resulting from the alleged breach by Azurix to purchase up to $23 million of Synagro convertible preferred stock and (ii) unspecified damages resulting from Azurix's alleged breach of confidentiality and standstill agreements. On August 4, 2000, Azurix filed its First Amended Answer and Counterclaim (i) denying all of the material allegations contained in Synagro's First Amended Petition and (ii) seeking damages in excess of $175 million for misrepresentations by Synagro that induced Azurix to agree to restrictions on its ability to purchase BioGro and to enter into negotiations with Synagro and Synagro's interference with Azurix's acquisition of BioGro. Azurix intends to continue to vigorously defend itself against Synagro's claims and to continue to pursue its claims for damages resulting from Synagro's conduct regarding BioGro. The parties have agreed to a trial date in September 2001. Although no assurances can be given, Azurix believes that the ultimate resolution of this litigation will not have a material adverse effect on its financial position or results of operations.

  On October 6, 2000, a lawsuit was filed in the United States District Court for the Southern District of Texas, Houston Division, by Irving Rosenzweig, on behalf of himself and others similarly situated, against Azurix Corp., Enron Corp. and certain of their officers and directors. The suit is a purported class action filed on behalf of those persons who purchased the common stock of Azurix during the period from June 9, 1999, the date of Azurix's initial public offering, through and including August 8, 2000. The suit generally alleges that the defendants violated Sections 11, 12(a) and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5. The plaintiff contends that the defendants issued and disseminated materially false and misleading information to the plaintiff and the investing public in connection with Azurix's initial public offering and during the class period. The plaintiff seeks rescissory and/or compensatory damages, interest and costs, including attorneys and experts fees. The plaintiff also seeks extraordinary and/or injunctive relief, including attaching, impounding, imposing a constructive trust upon or otherwise restricting the proceeds of defendants' trading activities or their other assets so as to assure that plaintiffs have an effective remedy. Several similar actions have been filed in the United States District Court for the Southern District of Texas and have been consolidated. These lawsuits are subject to the Private Securities Litigations Reform Act of 1995 and in each case the plaintiff seeks to have the action certified as a class action with plaintiff as the class representative. Azurix intends to deny the allegations in each complaint and defend these cases vigorously. At this early stage of the litigation, it is not possible to estimate potential damages, if any. If liability were established, an unfavorable judgment or settlement could have a material adverse effect on Azurix's financial position and results of operations.

   On October 27, 2000, a lawsuit was filed in the Court of Chancery in the State of Delaware, New Castle County, by Thomas Turberg against Azurix Corp., Enron Corp., and certain of their officers and directors. The suit is a purported class action filed on behalf of Azurix's public shareholders for the purpose of enjoining a transaction proposed by Enron for taking Azurix private at a price of $7.00 for each of Azurix's publicly held shares. The letter from Enron making this proposal and the related press release issued by Azurix were filed with the Securities and Exchange Commission on October 27, 2000, as exhibits to Azurix's Current Report on Form 8-K. The suit generally alleged that the buy-out price of $7.00 per share was unconscionable and unfair and grossly inadequate and that the defendants have breached their duties of loyalty and care with respect to Azurix's public shareholders. The plaintiff sought a judgment (i) enjoining the acquisition under the terms proposed in the letter; (ii) to the extent the transaction is consummated prior to a final judgment, rescinding the transaction or awarding rescissory damages to the class; (iii) directing that the defendants account to the plaintiff and the class for all damages caused to them and account for all profits and any special benefits obtained by the defendants as a result of their alleged unlawful conduct; (iv) awarding to the plaintiff the costs and disbursements of the lawsuit, including a reasonable allowance for attorney fees and expenses; and (v) granting such other and further relief as the court deems appropriate. Six similar actions were subsequently filed in the Court of Chancery in the State of Delaware, New Castle County and all Delaware actions have been consolidated into a single action. In addition, a similar action was filed in the 55th Judicial District Court of Harris County, Texas. Certain of the actions filed in the Delaware court have added Atlantic Water as a defendant. On December 13, 2000, the parties to the litigation executed a Memorandum of Understanding that settled both the Delaware and Texas actions in principle. Under the proposed settlement, the defendants acknowledged that the prosecution of the litigation was a material factor in causing Enron to increase the merger consideration from $7.00 to $8.375 per share. The proposed settlement provides that the defendants will not oppose plaintiffs' application for attorneys' fees and expenses up to $2.25 million, which Enron has agreed to pay. The proposed settlement is subject to the execution of definitive settlement documents, confirmatory discovery, and court approval.

   Issues regarding water quality or quantity have arisen in
various areas served by Azurix Buenos Aires.   Azurix believes
these episodes for the most part are due to failures by the Province to deliver infrastructure that it committed to deliver under the concession contract. In a few instances, customers of Azurix Buenos Aires have filed claims for damages due to allegedly inadequate water quality. Although to date these claims have not been for material amounts, other claims regarding quality or quantity may be filed in the future, the amount of which Azurix cannot predict. Azurix would defend any such claims vigorously, if made, and would seek to have the Province of Buenos Aires brought in as a defendant and reimbursement from the Province for any liability, if assesed. Because no material claims have been asserted to date, Azurix is not in a position to assess the likelihood of assertion or of Azurix Buenos Aires prevailing on those claims.

Regulation

   Azurix is subject to extensive federal, foreign, state and local environmental laws and regulations. Azurix anticipates future changes in, or decisions affecting, regulatory regimes that will serve to expand or tighten regulatory controls. Some of these changes or decisions could have a material adverse effect on its financial position and results of operations.

   Most of Azurix's revenues are subject to governmental regulation of the rates that it charges to its customers. On November 25, 1999, the U.K. water regulator, the Director General of Water Services, announced price limits for U.K. water companies for the period April 1, 2000 through March 31, 2005. Wessex was notified of a determination of a 12.0% price cut effective April 2, 2000, before adjustment for inflation.
The announcement included level prices through March 2003
with annual price increases effective April 1, 2003 of 3.8% and April 1, 2004 of 4.7%, before adjustment for inflation. Wessex's regulated operating revenues represented approximately 53% of Azurix's total operating revenues for the year ended December 31, 2000. The outcome of the periodic review is expected to reduce Wessex's regulated operating revenues from 1999-2000 to 2000-2001 by 12.0%, before adjustment for inflation (or by approximately 10% after adjustments for inflation and other factors), and thus materially reduce Azurix's cash flow and earnings. However, Azurix does not expect this will have a material adverse effect on its financial position.

   Wessex currently has a virtual monopoly over water supply and wastewater services within its service region, with the exception of the areas around and including the cities of Bristol and Bournemouth and a small area of rural Wiltshire, where three other companies provide only water and Wessex provides wastewater services. This may change in the future, however, as the U.K. Government and the Director are seeking to increase competition in the water sector.

   At the end of 2000, the U.K. government published new proposals. The key features include, among other things, that the Director would have the primary duty to protect consumer interests, which can include promoting competition, that competition would be reviewed in light of industry proposals on restructuring, increased level of fines, that companies would be required to provide consumers with comparative performance data and licenses for abstracting water would be reformed, including placing time limits on licenses, allowing civil actions for damages caused by abstraction and ending compensation for removal of a license after 2012. The final contents of this legislation and the timing of its enactment are uncertain, but it is unlikely to take effect prior to 2002.

   In connection with Wessex's most recent periodic review of price limits, the Director has estimated that the cost of the capital expenditures that Wessex will be required to make during the period 2000 to 2004, will be approximately GBP764 ($1,143) million. The determination assumed an after-tax cost of capital for Wessex of 4.75%.

   Azurix believes that the provincial government of Buenos Aires has failed to permit Azurix Buenos Aires to charge rates in accordance with the tariff set by the concession contract and to deliver infrastructure and other assets as required by the concession contract, thereby affecting its ability to raise capital and to serve its customers. Negotiations with the province thus far have failed to result in resolution of disputed items, despite oral assurances from provincial officials to Azurix Buenos Aires management that various matters would be resolved by the end of 2000, including allowing Azurix to charge rates at levels consistent with the concession contract. In addition, during the last week of December 2000, some prominent officials in the Province publicly advocated canceling the concession. Azurix does not believe the Province has grounds for cancellation without compensation and is vigorously challenging the Province's actions and will continue to do so; however, the lack of resolution on rates by December 31, 2000, and a shift in the political environment during the last week of 2000 caused Azurix to revise its expectation of future cash flows from this concession, including collection rates from customers, and to evaluate the recoverability of related tax assets. Accordingly, Azurix has written down the carrying value of the concession intangible and related property, plant and equipment to its fair value. In addition it has recorded an increase in bad debt expense and recorded a valuation allowance against its Argentine tax loss carryforwards (see Note 17).

   On February 15, 2001, the Province and Azurix Buenos Aires entered into a Memorandum of Understanding regarding a variety of issues between them. The Memorandum of Understanding, among other things, established an investment program for 2001 at a lower level than previously required and established a framework for negotiating issues associated with tariff levels and the remaining capital program. There is no assurance, however, that these negotiations will result in a resolution satisfactory to Azurix or the Province.

NOTE 21 - SUBSEQUENT EVENTS

   On March 16, 2001, shareholders of Azurix approved and adopted the Agreement and Plan of Merger by and among Enron, Enron BW Corp., a wholly owned indirect subsidiary of Enron, and Azurix dated as of December 15, 2000. The merger was consummated on March 16, 2001, at which time Enron BW Corp. was merged into Azurix with Azurix being the surviving corporation.

   Under the Agreement and Plan of Merger, each issued and outstanding share of Azurix common stock, other than those shares held by Atlantic Water, Enron, Enron BW Corp., Azurix and any of their wholly owned subsidiaries, was cancelled and converted into the right to receive $8.375 per share. On the date of the merger, Enron BW Corp. had $325.9 million of cash that was used to pay consideration to the public shareholders whose shares were cancelled. As a result of the merger and effective on the merger date, Azurix had three shares of common stock outstanding, of which Atlantic Water holds two, and Azurix common stock ceased to be publicly held.

   Pursuant to the terms of the Agreement and Plan of Merger, on March 16, 2001, all Azurix stock options and unvested restricted stock outstanding were cancelled. Holders of the options received a cash payment, less applicable withholding taxes, for both vested and unvested options, based on the excess of $8.375 over the exercise price per share. Holders of unvested restricted stock received a cash payment of $8.375 per share, less applicable withholding taxes. These payments resulted in Azurix recognizing a pre-tax charge of approximately $4.3 million in the first quarter of 2001.

   In addition, under the Agreement and Plan of Merger, Azurix retired $180 million of borrowings outstanding on March 16, 2001 under the Enron credit agreement through the issuance to Enron of 11% cumulative mandatorily redeemable preferred stock with an initial liquidation preference of $180 million. The preferred stock may not be redeemed by Azurix prior to the date that all of its senior notes due 2007 and 2010 have been redeemed. The preferred stock must be redeemed on or before the second anniversary of the date that the senior notes are no longer outstanding. Dividends will accrue, but will not be paid until all of its senior notes have been redeemed.